UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

LVB ACQUISITION, INC.

(Exact name of registrant as specified in its charter)

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Jody S. Gale

Vice President & Associate General Counsel

Biomet, Inc.

56 East Bell Drive

PO Box 587

Warsaw, Indiana 46581

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Filing Person)

With a copy to:

Arthur H. Kohn, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$234,765,562	$26,904.13

*	Estimated solely for purposes of determining the filing fee. The calculation of the Transaction Valuation assumes that all outstanding options to purchase shares of LVB Acquisition, Inc. common stock that are eligible for exchange in the offer will be cancelled pursuant to the offer and exchanged for options. These new options will cover a maximum aggregate of 29,811,500 shares of LVB Acquisition, Inc. common stock with an approximate aggregate value of $234,765,562, based on the fair market valuation of a share of LVB Acquisition, Inc. common stock determined by the Compensation Committee of LVB Acquisition, Inc. on May 18, 2012 ($7.875).

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $114.60 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

		Page
ITEM 1.	SUMMARY TERM SHEET	4
ITEM 2.	SUBJECT COMPANY INFORMATION	4
ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON	4
ITEM 4.	TERMS OF THE TRANSACTION	4
ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS	5
ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS	5
ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION	5
ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY	6
ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED	6
ITEM 10.	FINANCIAL STATEMENTS	6
ITEM 11.	ADDITIONAL INFORMATION	6
ITEM 12.	EXHIBITS	6
ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3	7
SIGNATURE		7
EX-99.A.1	Offer to Exchange Certain Outstanding Stock Options for Stock Options July 2, 2012
EX-99.A.2	Form of Email Communication to Employees
EX-99.A.3	Form of Cover Letter to Employees
EX-99.A.4	Election Form
EX-99.A.5	Form of Agreement to Terms of Election
EX-99.A.6	Form of Individual Exchange Schedule
EX-99.D.1	LVB Acquisition, Inc. Management Equity Incentive Plan
EX-99.D.2	Amendment No. 1 to LVB Acquisition, Inc. Management Equity Incentive Plan
EX-99.D.3	Form of Management Equity Incentive Plan Stock Option Grant Agreement
EX-99.D.4	Management Stockholders’ Agreement
EX-99.D.5	Management Stockholders’ Agreement for Senior Executives.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth under the caption “Summary Term Sheet—Questions and Answers” in the Offer to Exchange Certain Outstanding Stock Options for Stock Options dated July 2, 2012, attached hereto as Exhibit (a)(1) (the “Exchange Offer”), is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) Name and Address. LVB Acquisition, Inc., a Delaware corporation (“Company”), is the issuer of the securities subject to the Exchange Offer. The Company maintains its registered office at 56 East Bell Drive, Warsaw, Indiana, 46582. The Company’s telephone number is (574) 267-6639.

(b) Securities. This Tender Offer Statement on Schedule TO relates to a one-time stock option (“option”) exchange offer (the “exchange”) pursuant to which the Company is offering certain employees the opportunity to exchange certain options (“eligible options”) to purchase up to an aggregate of 30,621,000 shares of the Company’s common stock, whether vested or unvested, that were granted under the Company’s Management Equity Incentive Plan (the “Incentive Plan”). These eligible options may be exchanged for generally an equal number of options to be granted under the Incentive Plan. Employees who are eligible for the exchange (“eligible employees”) include all of the Company’s active employees whose employment is not terminated prior to the completion of the exchange.

The subject class of securities consists of the eligible options. The actual number of new options to be granted in the exchange will depend on the number of eligible options that are exchanged. The information set forth in the Exchange Offer under the captions “Summary Term Sheet—Questions and Answers” and “Risks of Participating in the Exchange Offer,” and Sections 2, 6 and 9 of the Exchange Offer under the caption “The Exchange Offer” entitled “Types of Awards Granted in the Exchange; Number of New Options; Completion Date,” “Acceptance of Options for Exchange; Grant of New Options,” and “Source and Amount of Consideration; Terms of New Options” respectively, is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in Section 8 of the Exchange Offer under the caption “The Exchange Offer” entitled “Price Range of Shares Underlying the Options” is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

The Company is both the filing person and the subject company. The information set forth under Item 2(a) above is incorporated herein by reference. Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Exchange Offer is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) Material Terms. The information set forth in the Exchange Offer under the caption “Summary Term Sheet—Questions and Answers” and Sections 1, 2, 3, 4, 5, 6, 7, 8, 9, 12, 13, 14 and 15 of the Exchange Offer under the caption “The Exchange Offer” entitled “Eligibility,”

“Types of Awards Granted in the Exchange; Number of New Options; Completion Date,” “Purposes of the Offer,” “Procedures for Electing to Exchange Options,” “Withdrawal Rights and Change of Election,” “Acceptance of Options for Exchange; Grant of New Options,” “Conditions of the Offer,” “Price Range of Shares Underlying the Options,” “Source and Amount of Consideration; Terms of New Options,” “Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer,” “Legal Matters; Regulatory Approvals,” “Material Income Tax Consequences” and “Extension of Offer; Termination; Amendment,” respectively, and Schedules A and B to the Exchange Offer is incorporated herein by reference.

(b) Purchases. The information set forth in Section 11 of the Exchange Offer under the caption “The Exchange Offer” entitled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities” is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) Agreements Involving the Subject Company’s Securities. The information set forth in Section 11 of the Exchange Offer under the caption “The Exchange Offer” entitled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities” is incorporated herein by reference. The terms and conditions of the Incentive Plan, Stock Option Grant Agreement under the Incentive Plan and Management Stockholders’ Agreement are attached hereto as Exhibits (d)(1) – (d)(3) are incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes. The information set forth in the section of the Exchange Offer under the caption “Summary Term Sheet—Questions and Answers” and Section 3 under the caption “The Exchange Offer” entitled “Purposes of the Offer” is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in Sections 6 and 12 of the Exchange Offer under the caption “The Exchange Offer” entitled “Acceptance of Options for Exchange; Grant of New Options” and “Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer,” respectively, is incorporated herein by reference.

(c) Plans. The information set forth in the Exchange Offer under the caption “Summary Term Sheet—Questions and Answers” and Section 3 of the Exchange Offer under the caption “The Exchange Offer” entitled “Purposes of the Offer” is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds. The information set forth in Sections 9 and 16 of the Exchange Offer under the caption “The Exchange Offer” entitled “Source and Amount of Consideration; Terms of New Options” and “Fees and Expenses” respectively, is incorporated herein by reference.

(b) Conditions. The information set forth in Section 7 of the Exchange Offer under the caption “The Exchange Offer” entitled “Conditions of the Offer” is incorporated herein by reference.

(d) Borrowed Funds. Not applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership. The information set forth in Section 11 of the Exchange Offer under the caption “The Exchange Offer” entitled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities” is incorporated herein by reference.

(b) Securities Transactions. The information set forth in Section 11 of the Exchange Offer under the caption “The Exchange Offer” entitled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities” is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations. Not applicable.

ITEM 10.	FINANCIAL STATEMENTS.

(a) Financial Information. The information set forth in Schedule B to the Exchange Offer and Sections 10 and 17 of the Exchange Offer under the caption “The Exchange Offer” entitled “Information Concerning the Company” and “Additional Information,” respectively, is incorporated herein by reference. The Company’s Amendment No. 2 to Registration Statement on Form 10/A and Quarterly Report on Form 10-Q for the fiscal quarter ended February 29, 2012 are available electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b) Pro Forma Financial Information. Not applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in Sections 11 and 13 of the Exchange Offer under the caption “The Exchange Offer” entitled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities” and “Legal Matters; Regulatory Approvals,” respectively, is incorporated herein by reference.

(b) Other Material Information. Not applicable.

ITEM 12.	EXHIBITS.

Exhibit Number	Description
(a)(1)	Offer to Exchange Certain Outstanding Stock Options for Stock Options July 2, 2012
(a)(2)	Form of Email Communication to Employees
(a)(3)	Form of Cover Letter to Employees
(a)(4)	Election Form
(a)(5)	Form of Agreement to Terms of Election
(a)(6)	Form of Individual Exchange Schedule
(d)(1)	LVB Acquisition, Inc. Management Equity Incentive Plan
(d)(2)	Amendment No. 1 to LVB Acquisition, Inc. Management Equity Incentive Plan

(d)(3)	Form of Management Equity Incentive Plan Stock Option Grant Agreement
(d)(4)	Management Stockholders’ Agreement
(d)(5)	Management Stockholders’ Agreement for Senior Executives

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

(a) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2012	LVB Acquisition, Inc.

	By:	/s/ Bradley J. Tandy
Name: Bradley J. Tandy
Title: Senior Vice President, General Counsel and Secretary

INDEX OF EXHIBITS

Exhibit Number	Description
(a)(1)	Offer to Exchange Certain Outstanding Stock Options for Stock Options July 2, 2012
(a)(2)	Form of Email Communication to Employees
(a)(3)	Form of Cover Letter to Employees
(a)(4)	Election Form
(a)(5)	Form of Agreement to Terms of Election
(a)(6)	Form of Individual Exchange Schedule
(d)(1)	LVB Acquisition, Inc. Management Equity Incentive Plan
(d)(2)	Amendment No. 1 to LVB Acquisition, Inc. Management Equity Incentive Plan
(d)(3)	Form of Management Equity Incentive Plan Stock Option Grant Agreement
(d)(4)	Management Stockholders’ Agreement
(d)(5)	Management Stockholders’ Agreement for Senior Executives